UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2499
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(99)   Earnings Press Release

Item 12. Results of Operations and Financial Condition

On January 20, 2004, Umpqua issued a press release with respect to financial results for the fourth quarter and year-end 2003. A copy of the press release is attached as Exhibit 99.

The press release filed as an exhibit to this report discloses operating earnings (and related per share amounts), which is a non-GAAP financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (GAAP). We believe our disclosure of operating earnings provides useful information to both management and investors by excluding merger-related expenses because merger-related expenses are difficult to predict. Management believes presentation of financial measures excluding the impact of such expenses is useful information because it provides information about ongoing business operations.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: January 20, 2004   By: /s/ Kenneth E. Roberts
                                Kenneth E. Roberts
                                Assistant Secretary

U M P Q U A H O L D I N G S
C O R P O R A T I O N

Parent company for Umpqua Bank and Strand, Atkinson, Williams & York

FOR IMMEDIATE RELEASE

Contacts:

Ray Davis	Dan Sullivan
President/CEO	EVP/CFO
Umpqua Holdings Corporation	Umpqua Holdings Corporation
503-546-2490	503-546-2492
raydavis@umpquabank.com	dansullivan@umpquabank.com


**UMPQUA HOLDINGS REPORTS 12% INCREASE IN FULL YEAR
2003 OPERATING EARNINGS PER SHARE**
Nonperforming loans drop by thirty-eight percent.


PORTLAND, Ore. - Jan. 20, 2004 - Umpqua Holdings Corporation (NASDAQ: UMPQ), parent company of Umpqua Bank and Strand, Atkinson, Williams & York, Inc., today announced fiscal 2003 operating earnings of $35.5 million, or $1.24 per diluted share, compared to $23.7 million, or $1.11 per diluted share in the previous year, representing an annual increase of 12%. For the fourth quarter of 2003, operating earnings were $8.59 million, or $0.30 per diluted share, down from $9.27 million, or $0.32 per diluted share for the third quarter of 2003.

Operating earnings are defined as the Company's earnings before deduction of merger-related expenses, which are reported in periods with merger-related costs. Net income is operating earnings minus merger-related expenses. There were no merger-related expenses recorded in the fourth quarter of 2003.

Net income for the full year was $34.12 million or $1.19 per diluted share compared to $21.97 million or $1.03 per diluted share for 2002.

Total loans increased by $68.1 million during the quarter, while nonperforming loans decreased by $2.0 million, or 15%, during the same period. The Bank's non-performing loans stand at $11.4 million at December 31, 2003, representing 0.57% of total loans, compared to 1.03% at December 31, 2002.

"Given the state of the economy, we believe the Company's earnings per share growth for 2003 of 12% was outstanding," said Ray Davis, president and chief executive officer of Umpqua Holdings Corporation. "During this past year we were also able to strengthen and prepare our infrastructure for continued growth in 2004, while improving our loan quality to high performance levels."

The Company's brokerage subsidiary, Strand, Atkinson, Williams & York, Inc., also reported that gross revenue was up 16% for the quarter compared with the fourth quarter of 2002.

The following table presents a reconciliation of net income to operating earnings, with merger-related expenses displayed for each period presented:

(Dollars in thousands, except per share data)	Q4 2003	Q3 2003	Total 2003	Total 2002
Net Income	$ 8,591	$ 9,015	$ 34,119	$ 21,968
Add Back: Merger related expense, net of tax	--	252	1,332	1,721
Operating Earnings	$ 8,591	$ 9,267	$ 35,451	$ 23,689

Earnings per diluted share:	Q4 2003	Q3 2003	Total 2003	Total 2002
Net Income	$ 0.30	$ 0.31	$ 1.19	$ 1.03
Operating Earnings	$ 0.30	$ 0.32	$ 1.24	$ 1.11

The acquisition of Centennial Bancorp, which closed on November 15, 2002, was accounted for under the purchase accounting method, and Centennial Bancorp's results are included from the date of closing.

Total consolidated assets of Umpqua Holdings as of December 31, 2003 were $2.96 billion, compared to $2.56 billion at December 31, 2002. Total gross loans and leases, and deposits were $2.00 billion and $2.38 billion, respectively, as of December 31, 2003, compared to $1.78 billion and $2.10 billion, respectively, as of December 31, 2002.

The following table presents 2003 growth rates:

(Dollars in thousands)	Dec 31, 2003	Dec 31, 2002	Growth Rate
Loans and Leases	$2,003,587	$1,778,315	13%
Deposits	$2,378,192	$2,103,790	13%
Assets	$2,963,815	$2,555,964	16%

Non-interest income for the fourth quarter of 2003 decreased to $7.70 million, due to a decline in mortgage banking revenue. Mortgage banking revenue was $1.20 million in the fourth quarter of 2003, a decline of $1.96 million from the $3.16 million reported in the third quarter of 2003.

Umpqua Bank, Umpqua Holdings largest subsidiary, reports an efficiency ratio before merger-related expenses of 56.89% for the quarter ended December 31, 2003 compared to 55.94% for the quarter ended September 30, 2003 and 52.88% for the quarter ended December 31, 2002.

Certain amounts reported in prior quarters' financial statements have been reclassified to conform to the current presentation. The effects of the reclassifications are not considered material.

About Umpqua Holdings Corporation

Umpqua Holdings Corporation (NASDAQ: UMPQ) is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 64 stores throughout Oregon and Southwest Washington. Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc. which has 14 locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Additionally, Umpqua Holdings' Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Oregon. For more information, visit www.umpquabank.com/investor.

Umpqua Holdings Corporation will conduct a quarterly earnings conference call Tuesday, January 20, 2004, at 10:00 a.m. PST where the Company will discuss operating results for 2003. There will be a question-and-answer session following the presentation. Shareholders, analysts and other interested parties are invited to join the call by dialing 888-373-3590 a few minutes before 10:00 a.m. The password is "UMPQUA." Information to be discussed in the teleconference will be available on the Company's website prior to the call at www.umpquabank.com/investor. A rebroadcast can be found approximately one hour after the conference call by dialing 800-876-6785, or by visiting that website.

This press release includes forward-looking statement within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in the company's filings with the SEC. You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this press release include the company's expected continued growth in 2004.

Umpqua Holdings Corporation
Consolidated Statements of Income
(unaudited)

	Quarter ended:		
Dollars in thousands, except per share data	**December 31, 2003**	**September 30, 2003**	**December 31, 2002**
Interest income			
Loans and leases	$31,940	$32,615	$26,340
Investments taxable	4,166	2,720	2,659
Investments tax exempt	442	486	790
Temporary investments	45	82	247
Other interest and dividends	15	24	22
Total interest income	36,608	35,927	30,058
Interest expense			
Deposits	5,405	5,455	5,769
Repurchase agreements and fed funds purchased	130	154	114
Trust preferred securities	929	936	839
Other borrowings	340	294	213
Total interest expense	6,804	6,839	6,935
Net interest income	29,804	29,088	23,123
Provision for credit losses	1,075	1,050	1,384
Noninterest income			
Service charges	3,188	3,256	2,541
Brokerage fees	2,554	2,635	2,208
Mortgage banking revenue	1,200	3,160	3,989
Gain on sale of securities	2	10	6
Other income	760	455	412
Total noninterest income	7,704	9,516	9,156
Noninterest expense			
Salaries and benefits	13,583	13,438	10,877
Occupancy and equipment	3,770	3,534	2,936
Other	6,077	6,333	5,221
Merger related expenses	-	393	1,231
Total noninterest expense	23,430	23,698	20,265
Income before income taxes	13,003	13,856	10,630
Provision for income tax	4,412	4,841	3,915
Net income	$8,591	$9,015	$6,715
Weighted average shares outstanding	28,389,064	28,343,696	24,054,398
Weighted average diluted shares outstanding	28,802,165	28,702,888	24,364,161
Basic earnings per share	$0.30	$0.32	$0.28
Diluted earnings per share	$0.30	$0.31	$0.28

Umpqua Holdings Corporation
Consolidated Statements of Income
(unaudited)

	Twelve months ended:	
Dollars in thousands, except per share data	**December 31, 2003**	**December 31, 2002**
Interest income		
Loans and leases	$126,900	$86,967
Investments taxable	12,255	9,493
Investments tax exempt	2,443	2,946
Temporary investments	465	837
Other interest and dividends	69	82
Total interest income	142,132	100,325
Interest expense		
Deposits	23,608	21,545
Repurchase agreements and		
fed funds purchased	416	372
Trust preferred securities	3,715	856
Other borrowings	1,121	1,024
Total interest expense	28,860	23,797
Net interest income	113,272	76,528
Provision for credit losses	4,550	3,888
Noninterest income		
Service charges	12,556	8,640
Brokerage fees	9,498	9,012
Mortgage banking revenue	11,473	9,075
Gain (loss) on sale of securities	2,155	(497)
Other income	3,361	2,113
Total noninterest income	39,043	28,343
Noninterest expense		
Salaries and benefits	53,090	37,117
Occupancy and equipment	14,834	9,596
Other	25,263	17,249
Merger related expenses	2,082	2,752
Total noninterest expense	95,269	66,714
Income before income taxes	52,496	34,269
Provision for income tax	18,377	12,301
Net income	$34,119	$21,968
Weighted average shares outstanding	28,294,291	21,054,351
Weighted average diluted shares outstanding	28,666,070	21,306,036
Basic earnings per share	$1.21	$1.04
Diluted earnings per share	$1.19	$1.03

Umpqua Holdings Corporation

Consolidated Balance Sheets

(unaudited)

Dollars in thousands, except per share data	December 31, 2003	September 30, 2003	December 31, 2002
Assets:			
Cash and cash equivalents	$134,006	$130,747	$120,542
Trading account securities	1,265	1,561	1,905
Investments available for sale	501,904	404,771	331,160
Investments held to maturity	14,612	16,641	18,455
Loans held for sale	37,798	51,620	62,349
Loans and leases	2,003,587	1,935,482	1,778,315
Less: Allowance for credit losses	(25,352)	(25,312)	(24,731)
Loans and leases, net	1,978,235	1,910,170	1,753,584
Federal Home Loan Bank stock	7,168	6,703	6,589
Premises and equipment, net	63,328	63,560	58,585
Other real estate owned	2,529	2,452	2,209
Mortgage servicing rights, net	10,608	10,732	9,316
Goodwill and other intangibles	159,585	160,012	160,967
Other assets	52,777	52,226	30,303
	$2,963,815	$2,811,195	$2,555,964
Liabilities:			
Deposits	$2,378,192	$2,263,211	$2,103,790
Securities sold under agreements			
to repurchase and fed funds purchased	83,531	63,553	36,232
Borrowings	55,000	72,047	24,219
Notes payable for Trust preferred			
securities	97,941	77,321	75,000
Other liabilities	30,182	23,076	28,564
Total liabilities	2,644,846	2,499,208	2,267,805
Shareholders' equity:			
Common stock	230,773	230,174	225,380
Retained earnings	89,058	81,605	59,475
Accumulated other comprehensive			
(loss) income	(862)	208	3,304
Total shareholders' equity	318,969	311,987	288,159
Total liabilities and shareholders' equity	$2,963,815	$2,811,195	$2,555,964
Common shares outstanding at period end	28,411,816	28,365,814	27,980,591
Book value per share	$11.23	$11.00	$10.30
Tangible book value per share	$5.61	$5.36	$4.55
Tangible equity	$159,384	$151,975	$127,192

Umpqua Holdings Corporation
Loan Portfolio

Dollars in thousands	December 31, 2003	September 30, 2003	December 31, 2002
Loans and leases by purpose:			
Commercial real estate	$1,072,191	$971,775	$817,691
Residential real estate	84,423	84,317	79,708
Construction	232,849	247,629	270,116
Total real estate	1,389,463	1,303,721	1,167,515
Commercial	565,652	585,406	551,852
Leases	10,918	8,612	9,594
Consumer	36,790	37,131	48,647
Other	764	612	707
Total loans and leases	$2,003,587	$1,935,482	$1,778,315

Dollars in thousands	Quarter Ended December 31, 2003	Quarter Ended September 30, 2003	Quarter Ended December 31, 2002
Allowance for credit losses			
Balance beginning of period	$25,312	$25,316	$15,039
Provision for credit losses	1,075	1,050	1,384
Charge-offs	(1,591)	(2,045)	(1,760)
Less: recoveries	556	991	212
Net charge-offs	(1,035)	(1,054)	(1,548)
Acquisitions	-	-	9,856
Balance end of period	$25,352	$25,312	$24,731
Net charge-offs to average loans and leases (annualized)	0.21%	0.22%	0.44%
Recoveries to gross charge-offs	34.95%	48.46%	12.05%
Allowance for credit losses to loans and leases	1.27%	1.31%	1.39%
Allowance for credit losses to nonperforming loans and leases	222%	189%	134%
Nonperforming loans and leases to total loans and leases	0.57%	0.69%	1.03%
Nonperforming assets			
Nonperforming loans and leases	$11,425	$13,394	$18,395
Real estate owned	2,529	2,452	2,209
Total nonperforming assets	$13,954	$15,846	$20,604

Umpqua Holdings Corporation
Loan Portfolio

Dollars in thousands	Year to date December 31, 2003	Year to date December 31, 2002
Allowance for credit losses		
Balance beginning of period	$24,731	$13,221
Provision for credit losses	4,550	3,888
Charge-offs	(6,077)	(2,792)
Less: recoveries	2,148	558
Net charge-offs	(3,929)	(2,234)
Acquisitions	-	9,856
Balance end of period	$25,352	$24,731
Net charge-offs to average loans and leases (annualized)	0.21%	0.20%
Recoveries to gross charge-offs	35.35%	19.99%
Allowance for credit losses to loans and leases	1.27%	1.39%
Allowance for credit losses to nonperforming loans and leases	222%	134%
Nonperforming loans and leases to total loans and leases	0.57%	1.03%
Nonperforming assets		
Nonperforming loans and leases	$11,425	$18,395
Real estate owned	2,529	2,209
Total nonperforming assets	$13,954	$20,604

Deposits by Type

Dollars in thousands	December 31, 2003 Amount	Mix	September 30, 2003 Amount	Mix	December 31, 2002 Amount	Mix
Demand, non interest bearing	$589,901	24.8%	$599,939	26.5%	$494,810	23.5%
Demand, interest bearing	1,048,733	44.1%	937,606	41.4%	814,494	38.7%
Savings	145,960	6.1%	147,849	6.5%	162,043	7.7%
Time	593,598	25.0%	577,817	25.5%	632,443	30.1%
Total Deposits	$2,378,192	100.0%	$2,263,211	100.0%	$2,103,790	100.0%

Umpqua Holdings Corporation
Selected Ratios

	Quarter ended:		
	December 31, 2003	**September 30, 2003**	**December 31, 2002**
Net Interest Spread:			
Yield on loans and leases	6.38%	6.56%	7.21%
Yield on investments (1)	3.92%	3.36%	4.91%
Yield on temporary investments	0.77%	1.13%	1.44%
Total yield on earning assets	5.85%	5.95%	6.61%
Cost of interest bearing deposits	1.23%	1.31%	1.74%
Cost of securities sold under agreements			
to repurchase and fed funds purchased	1.01%	1.03%	1.44%
Cost of borrowings	1.90%	2.40%	3.76%
Cost of trust preferred	4.70%	4.80%	5.33%
Total cost of interest bearing liabilities	1.39%	1.47%	1.92%
Net interest spread	4.45%	4.48%	4.69%
Net interest margin	4.77%	4.82%	5.10%
Before Merger Related Expenses:			
Return on average assets	1.19%	1.33%	1.43%
Return on average equity	10.85%	12.02%	13.75%
Return on average tangible equity	22.10%	25.31%	23.76%
After Merger Related Expenses:			
Return on average assets	1.19%	1.30%	1.29%
Return on average equity	10.85%	11.70%	12.36%
Return on average tangible equity	22.10%	24.62%	21.38%
Bank Only Ratios:			
Umpqua Bank efficiency ratio before merger expenses	56.89%	55.94%	52.88%
Umpqua Bank net interest margin	4.91%	4.98%	5.28%

(1) Tax exempt interest has been adjusted to a taxable equivalent basis using a 35% tax rate.

Umpqua Holdings Corporation
Selected Ratios

	Twelve months ended:	
	December 31, 2003	**December 31, 2002**
Net Interest Spread:		
Yield on loans and leases	6.63%	7.51%
Yield on investments (1)	3.98%	5.86%
Yield on temporary investments	1.11%	1.58%
Total yield on earning assets	6.08%	7.02%
Cost of interest bearing deposits	1.42%	2.04%
Cost of securities sold under		
agreements to repurchase and fed funds purchased	1.17%	1.43%
Cost of borrowings	2.48%	3.77%
Cost of trust preferred	4.86%	5.33%
Total cost of interest bearing liabilities	1.58%	2.12%
Net interest spread	4.50%	4.91%
Net interest margin	4.85%	5.38%
Before Merger Related Expenses:		
Return on average assets	1.31%	1.47%
Return on average equity	11.68%	14.64%
Return on average tangible equity	24.80%	19.76%
After Merger Related Expenses:		
Return on average assets	1.26%	1.36%
Return on average equity	11.24%	13.58%
Return on average tangible equity	23.87%	18.33%
Bank Only Ratios:		
Umpqua Bank efficiency ratio before merger expenses	56.32%	55.58%
Umpqua Bank net interest margin	5.01%	5.44%

(1) Tax exempt interest has been adjusted to a taxable equivalent basis using a 35% tax rate.